SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               _________


                               FORM 11-K


(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                  OR


_  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ____________to _____________

                    COMMISSION FILE NUMBER 0-14120

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  ADVANTA Corp. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             ADVANTA Corp.
                     Five Horsham Business Center
                            300 Welsh Road
                          Horsham, PA  19044

                              SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                              ADVANTA Corp.
                              Employee Savings Plan


Dated: June 28, 1996          By:  /s/ Gene S. Schneyer
                                 Gene S. Schneyer
                                 Member of the Committee Administering
                                 the Plan

                             ADVANTA Corp.
                         Employee Savings Plan

              Index to Financial Statements and Schedules


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits as of December 31, 1995 and 1994

 Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1995, 1994 and 1993

 Notes to Financial Statements

SCHEDULES:

 I   -  Schedule of Assets Held for Investment Purposes as of
        December 31, 1995.

II   -  Schedule of Reportable Transactions for the Year
        Ended December 31, 1995.

               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the ADVANTA Corp. Employee Savings Plan
Compensation Committee:

We have audited the accompanying statements of net assets available for benefits of the ADVANTA Corp. Employee Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Philadelphia, PA
June 24, 1996

                             ADVANTA Corp.
                         Employee Savings Plan

            Statements of Net Assets Available for Benefits


                                              December 31,
                                          1995            1994


Assets

Cash                                  $    3,787     $    38,139
Investments (Note 4):

 Managed Investment Funds
  GIC                                  2,643,045       1,882,460
  Strategic Balanced                   3,251,772       2,068,284
  Growth/Value                         2,830,871       1,457,999
  International Equity                 1,555,747       1,101,725
  Strategic Growth                     4,059,743       2,542,804

 Common Stock Fund (ADVANTA Corp.
  Common Stock, Class A & B)          17,629,927      11,637,491

Employer Contribution Receivable       1,017,676         792,938

Participant Loans Receivable
  (Note 2)                             1,185,832         957,138

Total Net Assets Available for
  Benefits                           $34,178,400     $22,478,978


The accompanying notes are an integral part of these statements.

                             ADVANTA Corp.
                         Employee Savings Plan

      Statements of Changes in Net Assets Available for Benefits
                 For the Year Ended December 31, 1995




                                                     1995

Increases:

Interest & Dividend Income                        $  248,383

Employee Contributions                             3,614,587
Employer Contributions                             1,974,929
Net Increase/(Decrease) in Fair
  Market Value of Investments                      7,115,383

Net Realized Gains on
  Investments                                        537,769

                                                  13,491,051
Decreases:

Distributions to Participants                      1,614,172
Investor Advisory and Trustee Fee                    177,457
Net Increases                                     11,699,422

Net Assets Available for Benefits,
  beginning of year                               22,478,978

Net Assets Available for Benefits,
  end of year                                    $34,178,400


The accompanying notes are an integral part of these statements.

                             ADVANTA Corp.
                         Employee Savings Plan

                     Notes to Financial Statements
                           December 31, 1995

(1) Description of Plan:

The ADVANTA Corp. Employee Savings Plan (the "Plan"), as amended, was formed effective July 1, 1983 and is a defined contribution plan available to all employees of ADVANTA Corp. (the "Company") and subsidiaries, who have reached age 21 with one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants may elect to defer a portion of their compensation before certain taxes are deducted. The Company may elect to limit the maximum percentage a participant may contribute to the extent it determines that such limitation is necessary in order to comply with the rules for plan qualification under Sections 401(a) and (k) of the Internal Revenue Code. An eligible participant may elect to contribute up to 15% of his salary to the limits determined under Section 401 of the Internal Revenue Code. The Company also makes discretionary contributions to the Plan, a portion of which are made on a per pay period basis, and the balance of which are made as of the end of the Plan year. Such employer contributions are generally equal to a percentage of each employee's contributions up to 5% of the employee's compensation (as defined in the Plan). Total employer contributions in each of the Plan years 1995, 1994, and 1993 were 100% of the first 5% of employees' compensation contributed to the Plan.

The Company may make additional contributions to the Plan in proportion to compensation for the Plan year among a selected participant group. Such contributions shall equal the amount necessary to satisfy the discrimination standards of Section 401 of the Internal Revenue Code. Because contributions made under Section 401 can not be included in the income of participants when made, they are fully taxable when distributed unless rolled over into another qualified plan or Individual Retirement Account (IRA). Participants are fully vested as to employer and employee contribution accounts at all times. Employees who terminate anytime during the year are not eligible for subsequent employer contributions for that year.

The Plan participants may invest their contributions in the following managed investment funds and in shares of the Company's Class A and Class B common stock:

o Guaranteed Investment Contract (GICs): This fund invests in guaranteed investment contracts (GICs) or in units of a collective trust fund of another bank which is open to investments by qualified trust institutions.

o Strategic Balanced Portfolio: The fund seeks to provide long-term growth and risk avoidance by managing a mix of bonds and stocks of companies expected to demonstrate growth superior to the market over the next several years.
o Growth Value: Securities selected for purchase for this fund have large market capitalization trading liquidity and the potential for strong earnings growth and, in the view of the advisor, are currently undervalued relative to the prospects for particular securities and equity markets in general.
o International Equity Portfolio: This fund invests in the equity securities of non-US companies in both mature and emerging economies around the globe.
o Strategic Growth Portfolio: This fund invests in companies that are demonstrating accelerating earnings.

While it is the Company's intention to continue the Plan in operation indefinitely, any termination of the Plan or discontinuance of contributions will not result in the use or diversion of Plan assets for any purposes other than the exclusive benefit of Plan participants and their beneficiaries.


(2) Participant Loans:

As provided for in the Plan document, the Compensation Committee has elected to make loans available to participants under certain specified conditions. The principal amount of loans to participants may not exceed the lesser of $50,000 (reduced by the maximum amount of such loans outstanding anytime during the preceding year) or 50% of a participant's accrued equity in the Plan. Participant loans are generally limited to five years (or, in the case of a loan used to finance the acquisition of a principal residence, fifteen years) and bear an interest rate charged by commercial lenders for a comparable loan on the date the loan request is approved. Participant loans are collateralized by the participant's accrued equity in the Plan.

(3) Basis of Accounting:

The accompanying financial statements have been prepared using the accrual basis of accounting.

(4) Use of Estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results cold differ from those estimates.

(5) Valuation of Assets:

Prior to April 1, 1994, Plan participants had the option of directing their contributions and Company contributions among three investment funds. The Money Market Fund invested in interest-bearing deposits of Colonial National Bank USA, which, prior to April 1, 1994 was also
Trustee for the Plan, an indirect wholly-owned subsidiary of the Company. The Managed Mutual Fund invested in shares of Windsor II, a no-load mutual fund which is part of The Vanguard Group of Investment Companies (not an affiliate of the Company). The Common Stock Fund invested in shares of the Company's Class "A" and Class "B" common stock. Such investments are carried at market value (based on quoted market prices) in the accompanying financial statements. The Money Market Fund was carried at cost which approximates market.

Effective April 1, 1994, the Plan was amended. Pursuant to the amendments to the Plan, Plan participants are no longer offered the option of investing in the Money Market Fund or the Managed Mutual Fund. Instead, Plan participants may invest their contributions and Employer contributions in one or more of the following investment options: any of five investment portfolios managed by investment advisory firms selected by PW Trust Company, a subsidiary of Paine Webber, Incorporated (a guaranteed investment contracts portfolio, a strategic balanced portfolio, a growth value portfolio, an international equity portfolio and a strategic growth portfolio) and the Common Stock Fund, which now invests in the Company Class "B" Common Stock. In addition, effective as of April 1, 1994, PW Trust Company replaced Colonial National Bank USA as Trustee of the Plan.

Separate accounts are maintained for each participant's equity in employee contributions and Company matching contributions in each investment fund. Investment gains and losses in each of the funds described above were allocated to the participants in the ratio of each participant's account balance to the total account balance in each fund.

(6) Administrative Expenses:

All expenses of administration of the Plan and other fees incident to the management of the Plan are paid for by the Company, except for brokerage commissions, investment advisory fees, trustee fees and transfer taxes.

(7) Unrealized Gains and Losses:

Unrealized investment gains and losses, which are reported as the net increase/decrease in the fair market value of investments in the accompanying financial statements, represent the net change in the unrealized appreciation/depreciation in the investment portfolio from the beginning to the end of the year.

(8) Investments:

Investments held by the Plan at December 31, 1995 are summarized in
Schedule 1. The investments that represent more than 5% of net assets are as follows:

                                        1995               1994

GIC                                $ 2,643,045        $ 1,882,460
Strategic Balanced                 $ 3,251,772        $ 2,068,284
Growth/Value                       $ 2,830,871        $ 1,457,999
Strategic Growth                   $ 4,059,743        $ 2,542,804
Common Stock Fund                  $17,629,927        $11,637,491


All investments are stated at fair market value on the statement of net assets. Fair market value for the investments is based quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

(9) Federal Income Taxes:

The Plan received a letter of favorable determination on December 30, 1994 from the Internal Revenue Service as to the qualification of the Plan. Management believes the plan is in accordance with the Internal Revenue Code, accordingly, no provision for income taxes has been made in the accompanying financial statements.

(10) Distribution To Participants:

Distributions payable as of year-end 1995, 1994 and 1993 were $179,716; $193,407 and $168,843 respectively.

(11) Subsequent Events:

The Company announced after year end 1995 that a match for Plan year 1996 would be, at a minimum, 50% of the employee's contributions up to 5% of the employee's compensation (as defined in the Plan).

(12) Reconciliation to Form 5500:

The following reconciles the net assets available for benefits to the net assets reported on the 1995 and 1994 Form 5500.

                                               1995             1994

    Total Asset Available for Benefits     $34,178,400      $22,478,978
    Distributions Payable                     (179,716)        (193,407)
    Net Assets Per Line 31(L) Form 5500    $33,998,684      $22,285,571

(13) The schedule of allocation of assets available for benefits to investment funds as of December 31, 1995 and 1994 are as follows:

                                        December 31, 1995


                                                  Strategic
                                                  Balanced     Growth/
Assets                     Cash         GIC       Portfolio     Value

Cash                     $   3,787   $        0   $        0  $        0

Investments:

Managed Investment Funds
  GIC                                 2,643,045
  Strategic Balanced                               3,251,772
  Growth/Value                                                 2,830,871
  International Equity
  Strategic Growth

Common Stock Fund
 (Corp Common Stock)

Employer Contribution
  Receivable                             79,447      118,538     117,815

Participant Loans
  Receivable

Total Assets Available
  for Benefits           $   3,787   $2,722,492   $3,370,310  $2,948,686

(13)  Continued

                                         December 31, 1995


                                                                Participant
                      International      Strategic     Common      Loans
Assets                   Equity            Growth    Stock Fund Receivable


Cash                     $        0    $        0   $         0    $      0


Investments:

Managed Investment Funds
  GIC
  Strategic Balanced
  Growth/Value
  International Equity    1,555,747
  Strategic Growth                      4,059,734

Common Stock Fund
 (Corp Common Stock)                                 17,629,927


Employer Contribution
  Receivable                 90,481       201,611       409,784

Participant Loans
  Receivable                                                      1,185,832


Total Assets Available
  for Benefits           $1,646,228    $4,261,345   $18,039,711  $1,185,832

(13)  Continued

                                        December 31, 1994


                                                  Strategic
                                                  Balanced     Growth/
Assets                     Cash         GIC       Portfolio     Value

Cash                     $38,139    $        0    $        0  $        0

Investments:

Managed Investment Funds
  GIC                                1,882,460
  Strategic Balanced                               2,068,284
  Growth/Value                                                 1,457,999
  International Equity
  Strategic Growth

Common Stock Fund
 (Corp. Common Stock)

Interest Receivable

Employer Contribution
  Receivable                            61,147        90,314      81,913

Participant Loans
  Receivable

Total Assets Available
  for Benefits           $38,139    $1,943,607    $2,158,598  $1,539,912

(13)  Continued

                                         December 31, 1994


                                                                  Participant
                      International     Strategic     Common         Loans
Assets                    Equity         Growth     Stock Funds   Receivable


Cash                   $         0     $        0  $         0   $      0

Investments:

Managed Investment Funds
  GIC
  Strategic Balanced
  Growth/Value
  International Equity   1,101,725
  Strategic Growth                      2,542,804

Common Stock Fund
 (Corp. Common Stock)                               11,637,491


Interest Receivable

Employer Contribution
  Receivable                84,032        129,440      346,092

Participant Loans
  Receivable                                                      957,138


Total Assets Available
  for Benefits          $1,185,757     $2,672,244  $11,983,583   $957,138

(14) The schedule of allocation of plan income and changes in net assets available for benefits to investment funds for the years ended December 31, 1995 and 1994 are as follows:

                               For the Year Ended December 31, 1995



                                             Strategic
                                             Balanced     Growth/  International
                       Cash         GIC      Portfolio     Value      Equity




Increases:

Interest & Dividend  $10,315   $      467   $      588  $      549  $     508
 Income
Employee                   0      371,241      452,491     454,936    372,698
 Contributions
Employer                   0      165,121      230,451     224,781    185,356
 Contributions
Realized Gains on
 Investments               0        6,991       28,017       3,715      4,323

Net Increase in
Fair Market Value of
 Investments               0      169,929      698,054     609,403    139,005

                      10,315      713,749    1,409,601   1,293,384    701,890

Decreases:

Distributions to
 Participants        336,950      108,113       86,410     102,604     71,129
Investor Advisory
 and Trustee Fees          0       11,689       39,984      30,359     19,754

Net Increases       (326,635)     593,947    1,283,207   1,160,421    611,007
 (decreases)

Interfund Transfers  292,283      236,987      (57,678)    243,483   (142,448)

Net Loans Issued           0      (52,049)     (13,817)      4,870     (8,088)


Assets Available for
 Benefits, beginning
 of year              38,139    1,943,607    2,158,598   1,539,912  1,185,757


Assets Available for
 Benefits, end of    $ 3,787   $2,722,492   $3,370,310  $2,948,686 $1,646,228
 year

(14)  Continued

                          For the Year Ended December 31, 1995



                                                   Participant
                          Strategic     Common        Loans
                           Growth     Stock Funds   Receivable


Increases:

Interest & Dividend      $      870    $   157,591    $   77,498
 Income
Employee                    689,296      1,273,924             0
 Contributions
Employer                    376,516        792,703             0
 Contributions
Realized Gains on            16,483        478,240             0
 Investments

Net Increase in
Fair Market Value
 of Investments             675,640      4,823,352             0

                          1,758,805      7,525,810        77,498

Decreases:

Distributions to
 Participants               133,576        768,238         7,162
Investor Advisory
 and Trustee Fees            50,547         25,124             0

Net Increases             1,574,682      6,732,448        70,336
(decreases)

Interfund Transfers          30,094       (602,721)

Net Loans Issued            (15,675)       (73,599)      158,358

Assets Available
 for Benefits,
 beginning of year        2,672,244     11,983,583       957,138


Assets Available
 for Benefits, end
 of year                 $4,261,345    $18,039,711    $1,185,832

                                                                 SCHEDULE I
                               ADVANTA Corp.
                           Employee Savings Plan
                              EIN 23-1462070

        Item 27a - Schedule of Assets Held for Investment Purposes
                             December 31, 1995


                                               Cost        Market Value

Cash                                       $     3,787      $     3,787

Managed Investment Funds
 GIC:  147,367 shares,                       2,537,823        2,643,045
  market value per share $17.93
 Strategic Balanced:  248,157 shares,        2,764,344        3,251,772
  market value per share $13.10
 Growth/Value:  126,499 shares,              2,258,243        2,830,871
  market value per share $22.38
 International Equity:  112,143 shares,      1,641,374        1,555,747
  market value per share $13.87
 Strategic Growth:  334,119 shares,          3,616,235        4,059,743
  market value per share $12.15


* Corp. Common Stock Fund                    7,027,783       17,629,927
  Class A:  126,529 shares,
   market value $39.00 per share
  Class B:  343,116 shares,
   market value $37.00 per share

Participant Loans Receivable,
 bearing interest from 9 3/4% to 10%         1,185,842        1,185,832

                                           $21,035,431      $33,160,724



* Party-in-interest to the Plan

                                                                   Schedule II

                                  ADVANTA Corp.
                              Employee Savings Plan
                                 EIN 23-1462070

                  Item 27d- Schedule of Reportable Transactions
                      For The Year Ended December 31, 1995

Transactions set forth below are those which involve an amount in excess of
 5% of the market value of the Plan's assets at the beginning of the year.
   (a)             (b)           (c)          (d)          (e)          (f)          (g)
                                                                        Current
                                                                        Value of
                                                                        Asset on
   Identity      Description     Purchase      Selling       Cost      Transaction    Net Gain
   of Party        of Asset        Price        Price      of Asset       Date        or (loss)

Strategic        Mutual Fund    $1,069,755                $1,069,755    $1,069,755
 Growth
Advanta Corp.B   Common Stock    2,401,771                 2,401,771     2,401,771


     Total                      $3,471,526                $3,471,526    $3,471,526


Strategic        Mutual Fund
 Growth                                      $  189,578   $  173,095    $  189,578     $ 16,483
Advanta Corp.B   Common Stock                 1,021,114      740,478     1,021,114      280,636

     Total                                   $1,210,692   $  913,573    $1,210,692     $297,119

                                                            Schedule II
                                                            (Continued)
                             ADVANTA Corp.
                         Employee Savings Plan

            Item 27d - Schedule of Reportable Transactions
                   For Year Ended December 31, 1995

Transactions set forth below are those which involve an amount in excess of 5% of the market value of the Plan's assets at the beginning of the year.

                                   Number of           Cost
                                 Transactions        of Assets

     Purchases:

     Strategic Growth                 31              $1,069,755
     Advanta Corp. Stock B            38               2,401,771
                                                      $3,471,526

     Sales:

     Strategic Growth                  7              $  189,578
     Advanta Corp. Stock B            15               1,021,114
                                                      $1,210,692

                           EXHIBIT INDEX



          Exhibit No.            Document

               1                 Consent of Independent Public Accountants

                                                        EXHIBIT I





               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statements File
Nos. 33-32969, 33-47308 and 33-50209.




Philadelphia, PA
June 24, 1996